Mail Stop 3233

                                                              May 29, 2018


Via E-mail
Greg Steinberg
Senior Vice President and General Counsel, Platform Ventures, LLC
Platform Ventures Diversified Housing REIT, LLC
4220 Shawnee Mission Parkway, Suite 200B
Fairway, Kansas 66205

       Re:      Platform Ventures Diversified Housing REIT, LLC
                Amendment No. 1 to
                Draft Offering Statement on Form 1-A
                Submitted May 4, 2018
                CIK No. 0001726676

Dear Mr. Steinberg:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We note your disclosure on page 58 regarding the mandatory arbitration provision in the
      Subscription Agreement. Please revise to:

             a. Describe more specifically the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws of the State of Kansas;

             b. Clarify whether the provision applies to claims under "the US federal securities laws" and whether it applies to claims other than in connection with this offering;
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
May 29, 2018
Page 2

           c. Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

           d. Revise the disclosure on page 58 and Section 13 of the Subscription Agreement to add the anti-waiver language included on page B-2 of the Subscription
              Agreement.

Material Adverse Developments on Prior Programs, page 122

    2. We note your response to prior comment 17 that none of the adverse developments were material and none of them have had a materially adverse impact on any of the prior programs nor resulted in negative returns. Please revise to disclose this information.

Financial Statements

Unaudited Pro Forma Condensed Financial Information, page F-8

    3. We note your response to prior comment 20. Please revise to disclose that the Sponsor has the power and intention to initiate and approve the acquisition of the Seed Assets and bridge financing as indicated in your response.

    4. We note your response to prior comment 22 and continue to consider the related party nature of the Seed Assets given the common control over both of the properties exercised by your Sponsor as it relates to the financial statement requirements of Orchard Corners under Rule 8-06 of Regulation S-X. We may have further comment.

    5. We note your response to prior comment 23. When using an alternative measurement base for significance tests in a blind pool offering, we would not object to using a denominator which includes total assets as of the date of acquisition, exclusive of the properties to be acquired, plus offering proceeds (net of commissions) in good faith expected to be raised over the next twelve months. Alternatively, we would also not object to using a denominator equal to the total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions. Please assess the significance of Orchard Corners in accordance with these guidelines and revise as necessary.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
May 29, 2018
Page 3

The Domain at City Center, LLC

Note B   Summary of Significant Accounting Policies

4. Taxes, page F-16

      6. We note that your tax expense is net of $454,717 in estimated TIF Reimbursements.
         Please tell us, and revise to disclose, the actual amount of TIF Reimbursements received.

      7. We note that if sufficient TIF revenues are not available to pay all of the TIF reimbursable costs, the City of Lenexa is under no obligation to reimburse TIF reimbursable costs for any other source. Please tell us how you determined that receipt of
         TIF Reimbursement is reasonably assured and accruing this incentive is appropriate.

       You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Kristi Marrone
Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Attorney-Advisor, at (202) 551-
7150 or me at (202) 551-3401 with any other questions.


                                                              Sincerely,

                                                              /s/ Jennifer
Gowetski

                                                              Jennifer Gowetski
                                                              Senior Counsel
                                                              Office of Real
Estate and
                                                              Commodities

cc:      Mark Schonberger
         Goodwin Procter LLP